EXHIBIT 14



                            [Letterhead of]


                       CURTICE-BURNS FOODS, INC.





     October 12, 1994




     Dear Curtice Burns Shareholder:

     I am pleased to enclose Curtice Burns' Annual Report to Shareholders for the Fiscal Year ended June, 1994. In view of the pending $19 per share cash tender offer by Pro-Fac Cooperative, Inc. for all outstanding Curtice Burns shares, this may be the last annual report that is issued by Curtice Burns to its shareholders. Because of the pending Pro-Fac tender offer, which is currently scheduled to expire on November 2, 1994, we have decided not to hold the Annual Meeting of Shareholders in November.

     I would like to remind you that your Board of Directors has approved Pro-Fac's $19 per share tender offer and recommended that Curtice Burns shareholders accept Pro-Fac's offer and tender their shares. Pro-Fac's tender offer is currently set to expire at 12:00 Midnight Eastern Time on November 2, 1994. If you have any questions regarding the tender offer or need assistance in tendering your shares, please call Beacon Hill Partners, Inc., which is acting as Pro-Fac's information agent, at 1-800-755-5001 (toll free) or MacKenzie Partners, Inc., which is assisting Curtice Burns, at 1-800-322-2885 (toll free).




                                   Sincerely,

                                   /s/ J. William Petty

                                   J. William Petty

     JWP:ppc